

August 6, 2024

Emanuel Hilario
President and Chief Executive Officer
The ONE Group Hospitality, Inc.
1624 Market Street, Suite 311
Denver, Colorado 80202

> **Re: The ONE Group Hospitality, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 2, 2024**
> **File No. 333-281206**

Dear Emanuel Hilario:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Will Goodling